6 March 2007





Westfield Group

Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia

Telephone   02 9358 7000
Facsimile   02 9358 7077
Internet   www.westfield.com

The Manager
Company Announcements Office
Australian Securities Exchange
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

07021640

SUPPL

Dear Sir/Madam

**RE: WESTFIELD GROUP (ASX:WDC)
CHANGE OF DIRECTOR'S INTEREST NOTICE**

Attached is an Appendix 3Y, Change of Director's Interest Notice in relation to Ms Carla
Zampatti AM.

Yours faithfully
WESTFIELD GROUP

**Simon Tuxen
Company Secretary**

encl.

PROCESSED

MAR 1 3 2007

**THOMSON
FINANCIAL**

Westfield Holdings Limited ABN 66 001 671 496

Westfield Management Limited ABN 41 001 670 579 AFS Licence 230329
as responsible entity for Westfield Trust ABN 55 191 750 378 ARSN 090 849 746

Westfield America Management Limited ABN 66 072 780 619 AFS Licence 230324
as responsible entity for Westfield America Trust ABN 27 374 714 905 ARSN 092 058 449

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Westfield Group
ABN	Westfield Holdings Limited ABN 66 001 671 496 Westfield Trust ARSN 090 849 746 Westfield America Trust ARSN 092 058 449

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Carla Maria Zampatti
Date of last notice	6 September 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Indirect interest is through private companies, Carla Zampatti Pty Limited and Zampatti Pty Limited
Date of change	28 February 2007
No. of securities held prior to change	304,949
Class	Ordinary stapled securities
Number acquired	Zampatti Pty Limited – 1,368 Carla Zampatti – 369 Carla Zampatti Pty Limited – 5,123
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$22.80 per security
No. of securities held after change	311,809

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of securities under Westfield Group Distribution Reinvestment Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

